AM 4-11-2005

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05040092

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 32795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kercheville and Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH 10 West
(No. and Street)

San Antonio	Texas	78249
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori S. Barker (210) 694-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

100 N.E. Loop 410, Suite 1100	San Antonio	Texas	78216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
APR 29 2005
THOMSON
FINANCIAL
SEC PROCESSING SECTION
RECEIVED
APR 01 2005
179
WASH., D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, Joe Kercheville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kercheville and Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KIM WOLFF
Notary Public
State of Texas
My Comm. Exp. 03-10-2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Notes to Consolidated Financial Statements

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kercheville and Company and Subsidiary

Table of Contents


PS
&Co

PADGETT, STRATEMANN & CO., L.L.P.

Certified Public Accountants and Business Advisors

Independent Auditors' Report

To the Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

We have audited the accompanying consolidated statement of financial condition of Kercheville and Company and Subsidiary as of December 31, 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Kercheville and Company and Subsidiary for the year ended December 31, 2003 were audited by other auditors whose report, dated February 23, 2004 expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kercheville and Company and Subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Padgett, Stratemann & Co.

Certified Public Accountants
February 4, 2005

100 N.E. Loop 410, Suite 1100, San Antonio, Texas 78216 • www.padgett-cpa.com
Phone (210) 828-6281 • (800) 879-4966 • Fax (210) 826-8606

Kercheville and Company and Subsidiary

Consolidated Statements of Financial Condition

December 31, 2004 and 2003

Assets

Current Assets	**2004**	2003
Cash and cash equivalents	$ **265,186**	$ 261,928
Receivables:		
From brokers, dealers, and clearing agent	**138,176**	122,055
From affiliates, employees, and other	**43,902**	6,658
Securities owned – at market value	**1,480,136**	1,723,258
Investment in Blanco Partners, L.P.	**5,036,471**	4,426,489
Prepayments	**25,855**	22,016
Total current assets	**6,989,726**	6,562,404
Property and Equipment		
Land	**379,437**	379,437
Buildings and improvements	**547,365**	547,365
Equipment and furniture	**346,073**	822,474
	1,272,875	1,749,276
Less accumulated depreciation	**640,657**	1,217,876
Net property and equipment	**632,218**	531,400
Deposits With Clearing Agent	**139,517**	139,796
	$ **7,761,461**	$ 7,233,600

Notes to consolidated financial statements form an integral part of these statements.

Liabilities and Stockholders' Equity

Liabilities	2004	2003
Accounts payable and accrued liabilities	$ 237,372	$ 169,944
Employee benefit plan payables	-	24,672
Total liabilities	237,372	194,616
Minority Interest	34,716	29,438
Stockholders' Equity		
Common stock – $0.50 par value; 600,000 shares authorized; 364,688 shares issued and outstanding (361,688 shares issued and outstanding at December 31, 2003)	182,344	180,844
Additional paid-in capital	143,917	83,941
Retained earnings	7,192,182	6,744,761
Treasury stock – 1,500 shares at cost	(29,070)	-
Total stockholders' equity	7,489,373	7,009,546
	$ 7,761,461	$ 7,233,600

Kercheville and Company and Subsidiary

Consolidated Statements of Income

Years Ended December 31, 2004 and 2003

	2004	2003
Revenues and income:		
Commissions	$ 2,093,375	$ 2,235,126
Interest and dividends	111,387	141,193
Realized and unrealized gains on securities – net	218,723	2,136,512
Management fees and performance fees	442,378	1,304,820
Other income	70,491	104,002
Total revenues and income	2,936,354	5,921,653
Expenses:		
Employee compensation and benefits including commissions	1,824,389	2,363,305
Transaction charges	173,644	175,698
General, administrative, and other	160,785	227,295
Communications	98,229	117,485
Depreciation	64,233	58,820
Property, payroll, and other taxes	106,538	153,465
Occupancy	55,837	64,604
Total expenses	2,483,655	3,160,672
Earnings before minority interest	452,699	2,760,981
Minority interest in earnings of subsidiary	5,278	21,775
Net earnings	$ 447,421	$ 2,739,206

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2003	$ 179,344	$ 22,595	$ 4,005,555	$ -	$ 4,207,494
Exercise of stock options	1,500	22,510	-	-	24,010
Stock-based compensation	-	38,836	-	-	38,836
Net earnings – year ended December 31, 2003	-	-	2,739,206	-	2,739,206
Balance at December 31, 2003	180,844	83,941	6,744,761	-	7,009,546
Exercise of stock options	1,500	22,510	-	-	24,010
Stock-based compensation	-	37,466	-	-	37,466
Purchase of treasury stock	-	-	-	(29,070)	(29,070)
Net earnings – year ended December 31, 2004	-	-	447,421	-	447,421
Balance at December 31, 2004	$ **182,344**	$ **143,917**	$ **7,192,182**	$ **(29,070)**	$ **7,489,373**

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2004 and 2003

Increase (Decrease) in Cash and Cash Equivalents

	2004	2003
Cash Flows From Operating Activities		
Net earnings	**$ 447,421**	$ 2,739,206
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Minority interest in earnings of subsidiary	**5,278**	21,775
Depreciation	**64,233**	58,820
Appreciation of investment in Blanco Partners, L.P.	**(609,982)**	(1,639,353)
Stock-based compensation	**37,466**	38,836
Net change in:		
Receivables:		
From brokers, dealers, and clearing agent	**(16,121)**	105,350
From affiliates, employees, and other	**(37,244)**	12,960
Securities owned	**243,122**	(23,776)
Prepayments	**(3,839)**	4,305
Deposit with clearing agent	**279**	3,548
Accounts payable and accrued liabilities	**67,428**	85,371
Employee benefit plan payable	**(24,672)**	15,976
Net cash provided by operating activities	**173,369**	1,423,018
Cash Flows From Investing Activities		
Purchase of property and equipment	**(165,051)**	(21,074)
Investment in Blanco Partners, L.P.	**-**	(1,354,820)
Net cash used in investing activities	**(165,051)**	(1,375,894)

Notes to consolidated financial statements form an integral part of these statements.

Kercheville and Company and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2004 and 2003

(Continued)

Increase (Decrease) in Cash and Cash Equivalents

	2004	2003
Cash Flows From Financing Activities		
Proceeds from exercise of stock options	$ 24,010	$ 24,010
Purchase of treasury stock	(29,070)	-
Net cash provided by (used in) financing activities	(5,060)	24,010
Net increase in cash and cash equivalents	3,258	71,134
Cash and cash equivalents at beginning of year	261,928	190,794
Cash and cash equivalents at end of year	$ 265,186	$ 261,928

Supplemental Disclosure of Cash Flow Information

Cash paid for state income taxes	$ 10,988	$ 10,212

Kercheville and Company and Subsidiary

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Kercheville and Company ("K&Co.") and Subsidiary conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Following is a summary of the Company's more significant accounting and reporting policies:

Nature of Operations

K&Co. was incorporated in the state of Texas in October 1984, in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities and Exchange Act of 1934.

K&Co. is the general partner with a 99% interest in Kercheville Partners, L.P. ("KP"). KP's sole activity is serving as a general partner of Blanco Partners, L.P. (see note 3). The accompanying consolidated financial statements include the accounts of K&Co. and KP, (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

The Company operates under a clearing agreement with Pershing LLC ("Pershing"), a member of BNY Securities Group and a subsidiary of Bank of New York, whereby Pershing clears transactions for K&Co.'s customers, located primarily in South Texas, and carries the accounts of the customers on a fully-disclosed basis as customers of Pershing. K&Co. does not hold cash or securities in connection with these transactions. K&Co. is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph K(2)(ii) of that rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

Kercheville and Company and Subsidiary

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold Short

Investments in securities and securities sold short traded on a national securities exchange or reported on a national market system are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the average of the closing bid and asked prices on that day.

Derivative Instruments

The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 138 and 14. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method and is based on the following estimated useful lives: furniture – 3 to 7 years and buildings and improvements – 15 to 18 years.

Commissions

Commissions and related transaction charges are recorded on a trade date basis as securities transactions occur.

Trading Gains and Losses

Trading gains and losses on securities include both realized and unrealized gains and losses on trading securities. Realized gains and losses are computed based on specific identification of securities sold.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

K&Co. elected to be treated as an S Corporation for federal income tax purposes under which K&Co.'s taxable income is included in the tax return of its owners. Accordingly there is no provision for federal income taxes reported in these consolidated financial statements. State franchise taxes that are based on income are reported as a provision for state income taxes in the consolidated statements of operations.

Stock-Based Compensation

K&Co. has three employee incentive stock plans, which are described more fully in note 9. The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimated fair value of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. The following table represents the effect on net earnings if the Company has applied the fair value method and recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, for the grant of stock options:

	December 31,	
	2004	2003
Reported net earnings	$ 447,421	$ 2,739,206
Stock-based employee compensation expense determined under variable method for all awards	37,466	38,836
Total stock-based employee compensation expense determined under fair value method for all awards	(3,990)	(3,990)
	$ 480,897	$ 2,774,052

2. Securities Owned

Securities owned consist of trading securities at market values as follows:

	December 31, 2004	December 31, 2003
Corporate stocks	$ **756,353**	$ 610,945
Mutual funds	**620,744**	734,089
Money market funds	**41,984**	301,149
Foreign government obligations	**61,055**	77,075
	$ **1,480,136**	$ 1,723,258

As of December 31, 2004 and 2003, K&Co. was not in a short position on any securities.

3. Investment in Blanco Partners, L.P.

Through the general partnership interest held by KP and a direct limited partnership interest held by K&Co., the Company has an investment in Blanco Partners, L.P. ("Blanco Partners") whose primary purpose is to invest and trade in securities and other financial instruments. At December 31, 2004 and 2003, the carrying value of the Company's investments in Blanco Partners was $5,036,471 and $4,426,489, respectively, representing the Company's proportionate share of the fair value of the net assets of Blanco Partners. For the year ended December 31, 2004, the Company recognized appreciation related to its investment in Blanco Partners of $609,982 in 2004 (appreciation of $1,639,353 in 2003).

At December 31, 2003, the Company had $5,148 due from Blanco Partners. K&Co. executes certain transactions for Blanco Partners and earned commission income related to these trades of approximately $295,600 and $277,900 in 2004 and 2003, respectively. KP serves as general partner for Blanco Partners. In this capacity, KP earned management fees and performance fees of $442,378 and $1,304,820 during the years ended December 31, 2004 and 2003, respectively.

3. Investment in Blanco Partners, L.P. (continued)

Condensed financial information of Blanco Partners is as follows:

	December 31, 2004	2003
Assets		
Investment in securities	$ 45,882,311	$ 36,344,437
Other assets	3,091,215	1,227,064
Total assets	48,973,526	37,571,501
Liabilities		
Securities sold short	1,687,010	-
Margin loan payable	3,839,770	3,350,851
Other liabilities	53,494	2,087,239
Total liabilities	5,580,274	5,438,090
Partner's capital	$ 43,393,252	$ 32,133,411
Operations		
Net investment gain (loss)	$ 1,552	$ (150,401)
Net realized and unrealized gain on investments	666,358	16,607,698
Net increase in partner's capital resulting from operations	$ 667,910	$ 16,457,297

4. Deposits With Clearing Agent

Under the clearing agreement with Pershing, K&Co. is required to maintain a $100,000 balance at Pershing. At December 31, 2004 and 2003, funds were invested in U.S. Treasury notes and in certificates of deposit with a market value of $139,517 and $139,796, respectively

5. Related Party Transactions

K&Co. acts as an agent and sells various insurance products on behalf of an agency owned by K&Co.'s majority stockholder. For the years ended December 31, 2004 and 2003, K&Co. recognized revenues related to these activities of approximately $1,400 and $2,100, respectively.

6. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2004 and 2003.

7. Off-Balance Sheet Activities

All financial instruments are subject to market risk, the risk that future changes in market conditions may make an investment less valuable or more onerous. As the instruments are recognized at market value those changes directly affect reportable income.

Securities Sold Short

K&Co. may sell a security that it does not own in anticipation of a decline in the market value of that security. K&Co. is obligated to purchase such security at a future date. The Company did not have any securities sold short at December 31, 2004 and 2003.

Written Options

At December 31, 2004 and 2003, the Company did not have any written options outstanding.

7. Off-Balance Sheet Activities (continued)

Credit Risk

K&Co.'s customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between K&Co. and the clearing agent stipulates that all losses resulting from K&Co.'s customers' inability to fulfill their contractual obligation are the responsibility of K&Co.

8. Profit Sharing Plan

K&Co. sponsored a contributory trusteed profit sharing plan (the "Plan") which provided for contributions into employee designated investments. The Plan covered substantially all full-time employees of K&Co. over 21 years of age and employed for at least one year. K&Co., at its option, could make discretionary contributions to the Plan. K&Co. recognized expense for its discretionary contributions to the Plan for 2003 of approximately $24,800. The Company terminated the plan on December 31, 2003.

9. Employee Stock Option Plans and Stock Award

K&Co. has three employee incentive stock plans: the 1998 Nonqualified Stock Option Plan (the "1998 Plan"), the 1999 Nonqualified Stock Option Plan (the "1999 Plan"), and the 2000 Nonqualified Stock Option Plan (the "2000 Plan").

9. Employee Stock Option Plans and Stock Award (continued)

The 1998 Plan, the 1999 Plan, and the 2000 Plan provide for the granting of stock options up to a maximum of 14,000 shares, 11,000 shares, and 6,000 shares of K&Co.'s common stock, respectively. Stock options may be granted at prices not less than 100% of the fair value at the date of the stock option grant. Stock options granted under the 1998 Plan become exercisable after four years and expire five years from the date of the option grant. Under the 1998 Plan, no options may be granted after December 31, 2000, the termination date of the 1998 Plan. Stock options granted under the 1999 Plan become exercisable ratably over five years and expired on December 31, 2004. No options may be granted after December 31, 2001, the termination date of the 1999 Plan. Stock options granted under the 2000 Plan become exercisable ratably over five years and expire on December 31, 2005. No options may be granted after December 31, 2005, the termination date of the 2000 Plan. A summary of stock option activity in the plans is as follows:

	2000 Plan		1999 Plan	
	Stock Options Outstanding	Exercise Price	Stock Options Outstanding	Exercise Price
January 1, 2003	3,000	$11.27	4,000	$ 6.37
Exercised	(1,000)	$11.27	(2,000)	$ 6.37
December 31, 2003	2,000	$11.27	2,000	$ 6.37
Exercised	(1,000)	$11.27	(2,000)	$ 6.37
December 31, 2004	**1,000**	**$11.27**	-	-

There were no stock options exercisable at December 31, 2004 and 2003.

9. Employee Stock Option Plans and Stock Award (continued)

In January 2001, the Company reduced the exercise price on all outstanding options and, in accordance with the Financial Accounting Standards Board interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation* ("FIN 44"), an interpretation of APB No. 25, the Company will account for these options as variable awards until they are exercised. The Company recognized stock-based compensation expense of $37,466 and $38,836 in 2004 and 2003, respectively, related to these variable awards.

10. Net Capital Requirements

K&Co. is subject to the Security and Exchange Commission's ("SEC's") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,526,348, which was $1,276,378 in excess of its required net capital of $250,000. K&Co.'s ratio of aggregate indebtedness to net capital was 15.55% at December 31, 2004. At December 31, 2003, the Company had net capital of $1,807,338, which was $1,557,338 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 10.77% at December 31, 2003.

Supplementary Information



PADGETT, STRATEMANN & CO., L.L.P.

Certified Public Accountants and Business Advisors

Independent Auditors' Report on Supplementary Information

To the Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

The consolidated financial statements of Kercheville and Company and Subsidiary and our opinion thereon are included in the preceding section of this report. The supplementary information presented on the following pages is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Our audit of the accounting and other records, from which the supplementary information was compiled, was made primarily for the purpose of formulating our opinion on the basic consolidated financial statements taken as a whole.

In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Padgett, Stratemann & Co.

Certified Public Accountants
February 4, 2005

100 N.E. Loop 410, Suite 1100, San Antonio, Texas 78216 • www.padgett-cpa.com
Phone (210) 828-6281 • (800) 879-4966 • Fax (210) 826-8606

Kercheville and Company and Subsidiary

Schedule of Computation of Net Capital

December 31, 2004

Computation of Net Capital

Total stockholders' equity	$ 7,489,373
Deductions:	
Nonallowable assets:	
Receivable from affiliates, employees, and other	(43,902)
Prepayments	(25,855)
Property and equipment – net	(632,218)
Investment in Blanco Partners, L.P.	(5,036,471)
Net capital before haircuts on securities	1,750,927
Haircuts on securities	(224,579)
Net capital	$ 1,526,348

Computation of Aggregate Indebtedness

Liabilities	$ 237,372
Securities sold short	-
Total aggregate indebtedness	$ 237,372
Percentage of aggregate indebtedness to net capital	15.55%

Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 1,276,348

Reconciliation With K&Co.'s Computation

(Included in Part II-A of Form X-17A-5 as of December 31, 2004)

Net capital as reported in K&Co.'s Part II-A (Unaudited) FOCUS Report	$ 1,476,339
Audit adjustments:	
Trade date adjustment	55,272
Fixed asset adjustments	(50,215)
Franchise tax adjustment	33,513
Net other audit adjustments	11,439
Net capital per above	$ 1,526,348

See independent auditors' report on supplementary information.



PADGETT, STRATEMANN & CO., L.L.P.

Certified Public Accountants and Business Advisors

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

In planning and performing our audit of the consolidated financial statements of Kercheville and Company and Subsidiary as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

100 N.E. Loop 410, Suite 1100, San Antonio, Texas 78216 • www.padgett-cpa.com
Phone (210) 828-6281 • (800) 879-4966 • Fax (210) 826-8606

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
February 4, 2005